201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

August 3, 2015

Mr. Tom Kluck

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Hubilu Venture Corporation
Response to Comment letter dated July 23, 2015
Registration Statement on Form S-1
Filed: May 21, 2015
File No. 333-204347

Dear Mr. Kluck:

Enclosed is the Pre-Effective Amendment No. 2 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 23, 2015.

General

1.	We note your response to comment 1 of our letter. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, which is available on our website. Alternatively, please revise your registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and to identify the selling security holders as underwriters.

Response:	Revised the registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and identified the selling security holders as underwriters.

Mr. Tom Kluck

August 3, 2015

2.	We note that your disclosures regarding your previous issuances of common stock appear to be internally inconsistent. By way of example, we note the following statements:

●	“From April 7, 2015 to May 7, 2015, we sold and issued 235,000 shares of our common stock at a price of $0.10 per share for $23,500 to 40 individuals and issued 191,500 shares of our common stock to 12 individuals for services rendered valued by our sole director at a price of $0.10 per share.” Page 4

●	“From April 7, 2015 to April 29, 2015, we issued a total of 426,500 common shares for cash consideration of $23,000, or $0.10 per share, which was accounted for as a purchase of common stock and 191,500 shares for services rendered valued at $0.10 per share for share-based compensation. . . .” Page 19

●	“In April 2015, we issued 426,500 shares of common stock to our founder at a price of $0.10 per share for $21,500.” Page 23

●	“Subsequent to the period ended March 31, 2015, the Company issued 426,500 shares of restricted common stock to various investors and consultants at $0.10 per share.” Page F-9

●	“In addition, from April 7, 2015 to May 7, 2015, we issued 244,000 common shares for total consideration of $24,400, or $0.10 per share, to 43 shareholders. From May 4, 2015 to May 7, 2015, we issued 182,500 common shares valued at $18,250, or $0.10 per share, to 10 individuals for consulting services rendered to us.” Page 42

●	“We issued 220,000 common shares for $22,000 or $0.10 per share, to 39 accredited investors. . . . We issued 15,000 common shares for $150,000 or $0.10 per share, to 2 accredited investors. . . . We issued 191,500 common shares valued at $19,150 or $0.10 per share, to 11 individuals for consulting services rendered to us.” Page 42

Please revise your disclosures throughout the document to clarify on what dates, in what amounts, and to how many shareholders you have previously issued shares.

Response:	Revised to conform for consistency.

Prospectus Cover Page

3.	We note that your response to comment 3 of our letter, and we further note that the “subject to completion” legend is still located on prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Response:	The “subject to completion legend” was previously removed and does not appear in the S-1/A, Amendment No. 1 or Amendment No. 2.

Selling Security Holders, page 17

Mr. Tom Kluck

August 3, 2015

4.	We note your response to comment 9 of our letter. Please revise your disclosure to identify the natural person who has voting and dispositive authority over the shares offered for sale by Akselrod Family Trust.

Response:	Revised to disclose Pauline Akselrod as the natural person who has voting and dispositive authority over the shares offered for sale by Akselrod Family Trust.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Estimated Expenses for the Next Twelve Months, page 25

5.	We note your response to comments 5 and 6 of our letter. Please revise your disclosure in this section to clarify for investors that the expected offering expenses of approximately $55,000 are in addition to the estimated operating expenses for the next twelve months of approximately $55,000 or advise.

Response:	Revised to clarify for investors that the expected offering expenses of approximately $55,000 are in addition to the estimated operating expenses for the next twelve months of approximately $55,000.

Exhibits

6.	Please amend your filing to provide a consent from your independent auditor.

Response:	The filing is amended to include the consent from the independent auditor dated July 31, 2015.

Exhibit 5.1

7.	We note that the registration statement has been revised to reflect the registration of 235,000 shares; however, Exhibit 5.1 refers to the offer and sale of up to 426,500 shares. Please revise this legality opinion for consistency with the registration statement.

Response:	The legal opinion has been revised for consistency to reflect 235,000 shares.

Mr. Tom Kluck

August 3, 2015

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	David Behrend, President